Filed by FS KKR Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: FS KKR Capital Corp. II
File No. of Registration Statement: 333-251667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 21, 2021

FS KKR Capital Corp.

(Exact name of Registrant as specified in its charter)

Maryland	814-00757	26-1630040
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 Rouse Boulevard Philadelphia, Pennsylvania	19112
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 495-1150

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	FSK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐    Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

FS KKR Capital Corp. (the “Company”) held a Special Meeting of Stockholders (the “Special Meeting”) on May 21, 2021. As of February 22, 2021, the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting, 123,755,965 shares of common stock were eligible to be voted in person or by proxy. Of the eligible shares of common stock to be voted, 69,134,467 were voted in person or by proxy at the Special Meeting.

Stockholders were asked to consider and act upon the following proposals, each of which was described in the Company’s joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2021 (the “Proxy Statement”):

•

Proposal No. 1 – to approve the Agreement and Plan of Merger, dated as of November 23, 2020 (the “Merger Agreement”), by and among the Company, FS KKR Capital Corp. II (“FSKR”), Rocky Merger Sub, Inc., a wholly owned subsidiary of FSK (“Merger Sub”) and FS/KKR Advisor, LLC (the “Advisor”) and the transactions contemplated thereby, including the merger of Merger Sub with and into FSKR with FSKR as the surviving corporation (the “FSK Merger Proposal”);

•	Proposal No. 2 – to approve the issuance of shares of the Company’s common stock to FSKR stockholders as merger consideration in the merger (the “Merger Stock Issuance Proposal”); and

•

Proposal No. 3 – to amend the investment advisory agreement, dated December 20, 2018, by and between the Company and the Advisor to (1) reduce the Company’s income incentive fee rate from 20% to 17.5% and (2) remove the total return lookback provision applicable to the subordinated incentive fee on income (the “FSK Advisory Agreement Amendment Proposal”).

The FSK Merger Proposal was approved by the Company’s stockholders at the Special Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
65,902,182	1,140,342	2,091,943	—

The Merger Stock Issuance Proposal was approved by the Company’s stockholders at the Special Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
65,504,216	1,444,158	2,186,093	—

The FSK Advisory Agreement Amendment Proposal was approved by the Company’s stockholders at the Special Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
65,227,328	1,488,397	2,418,742	—

Item 7.01	Regulation FD Disclosure.

On May 24, 2021, the Advisor issued a press release announcing, among other things, the voting results at the Special Meeting. The press release is furnished herewith as Exhibit 99.1.

The information in Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Company and FSKR (together with the Company, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to consummate the business combination transaction involving the Funds, the price at which shares of FSK’s and FSKR’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the SEC, including the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Item 9.01.	Financial Statements and Exhibits.

(d)         Exhibits.

EXHIBIT NUMBER	DESCRIPTION

99.1	Press Release, dated May 24, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FS KKR Capital Corp.

Date: May 24, 2021	By:	/s/ Stephen Sypherd
Stephen Sypherd
General Counsel

Exhibit 99.1

FS/KKR Advisor Announces Shareholder Approval of Merger of FS KKR Capital

Corp. and FS KKR Capital Corp. II

PHILADELPHIA and NEW YORK – May 24, 2021 – FS/KKR Advisor, LLC (FS/KKR), a partnership between FS Investments and KKR Credit Advisors (US), today announced that the shareholders of each of FS KKR Capital Corp. (NYSE: FSK) and FS KKR Capital Corp. II (NYSE: FSKR), two publicly traded business development companies (“BDCs”) advised by FS/KKR, have voted to approve all necessary proposals related to the merger of FSK and FSKR at each company’s special meetings of shareholders held on May 21, 2021.

Subject to the satisfaction of certain other closing conditions, FS/KKR currently expects the merger to close on or around June 16, 2021. FSK will be the surviving entity and will continue to be managed by FS/KKR and trade on the New York Stock Exchange under the ticker symbol “FSK”.

Michael Forman, Chairman and Chief Executive Officer of FSK and FSKR, commented, “We are pleased shareholders of both FSK and FSKR have voted in favor of the proposed merger. The combination of FSK and FSKR represents an important milestone in our long-term strategic plan as we create a single company with approximately $15 billion in assets.”

Dan Pietrzak, Chief Investment Officer and Co-President of FSK and FSKR, said, “The merger of FSK and FSKR represents a significant step forward for the FS KKR franchise, as well as the collective BDC industry. The combined company will operate with a diversified investment portfolio, enhanced access to the capital markets, and will have over $3 billion of available growth capital to invest over the coming quarters.”

Upon the closing of the merger, shareholders of FSKR will receive a number of FSK shares with a net asset value (NAV) equal to the NAV of the shares they hold in FSKR, with NAV determined shortly before the closing. Shareholders of FSK and FSKR will be paid their regular distribution, as well as any remaining undistributed net investment income and capital gains in the case of FSKR, on or around July 2, 2021. For shareholders of FSKR, this will be an all-cash distribution that is not eligible for reinvestment as FSKR’s distribution reinvestment plan has been suspended in preparation for the closing of the merger. Post-merger, FSK intends to continue to pay distributions on a quarterly basis, with the first distribution payment expected to be declared in August 2021 and paid in early October 2021.

About FS KKR Capital Corp.

FSK is a leading publicly traded business development company (BDC) focused on providing customized credit solutions to private middle market U.S. companies. FSK seeks to invest primarily in the senior secured debt and, to a lesser extent, the subordinated debt of private middle market companies. FSK is advised by FS/KKR Advisor, LLC. For more information, please visit www.fskkradvisor.com/fsk.

About FS KKR Capital Corp. II

FSKR is a leading publicly traded business development company (BDC) focused on providing customized credit solutions to private middle market U.S. companies. FSKR seeks to invest primarily in the senior secured debt and, to a lesser extent, the subordinated debt of private middle market companies. FSKR is advised by FS/KKR Advisor, LLC. For more information, please visit www.fskkradvisor.com/fskr.

About FS/KKR Advisor, LLC

FS/KKR Advisor, LLC is a partnership between FS Investments and KKR Credit that serves as the investment adviser to BDCs with approximately $15 billion in assets under management as of March 31, 2021. The BDCs managed by FS/KKR Advisor, LLC are FS KKR Capital Corp. (NYSE: FSK) and FS KKR Capital Corp. II (NYSE: FSKR).

FS Investments is a leading asset manager dedicated to helping individuals, financial professionals and institutions design better portfolios. The firm provides access to alternative sources of income and growth, and focuses on setting industry standards for investor protection, education and transparency. FS Investments is headquartered in Philadelphia, PA with offices in New York, NY, Orlando, FL and Leawood, KS. Visit www.fsinvestments.com to learn more.

KKR Credit is a subsidiary of KKR & Co. Inc., a leading global investment firm that manages multiple alternative asset classes, including private equity, credit and real assets, with strategic manager partnerships that manage hedge funds. KKR aims to generate attractive investment returns for its fund investors by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com and on Twitter @KKR_Co.

Contact Information:

Investor Relations Contact

Robert Paun

robert.paun@fsinvestments.com

Media (FS Investments)

Melanie Hemmert

media@fsinvestments.com

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FSK and FSKR (together, the Funds). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to consummate the business combination transaction involving the Funds, the price at which shares of FSK’s and FSKR’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the SEC and are also included in the Prospectus. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds. In connection with the business combination, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Prospectus”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.